UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F   X       Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes           No   X

August 1, 2003

“The Value Networking Company”

(KSE : 30200 / NYSE : KTC)

2nd Quarter 2003

Preliminary Earnings Commentary

1.

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of June 30, 2003 and forward-looking statements with respect to the financial condition, results of operations and business of KT management. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

Please note that under the new net revenue recognition accounting rule, effective from January 1st 2003, net revnue based financial figures of the second quarter of 2002 is provided in this material for discussion and comparative purposes.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses. KT’s non-consolidated financial statements and report as of June 30, 2003 will be filed with the Korea Financial Supervisory Commission in August 14, 2003.

Final 1st quarter 2003 figures are provided in the table below, compared with the first quarter preliminary earnings.

(KRW, billion)	1st Quarter 2003 (Final)	1st Quarter 2003 (Preliminary)	Change

Operating Revenues	29,721	29,503	218

Operating Expenses	22,474	22,442	32

Operating Income (OP Margin)	7,247(24.4%)	7,061(23.9%)	186(0.5%P)

EBITDA(EBITDA Margin)	12,699(42.7%)	12,513(42.4%)	186(0.3%P)

Net Income	9,606	9,739	– 133

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.

KT Corporation

1.    Investor Relations

Tel:    82-31-727-0941~6    Fax:    82-31-727-0949

E-mail: minhee@kt.co.kr

Financial Highlights

A. Summary of Balance She

(KRW billion)

Sector	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q /2003 1Q
			Amount	Δ %		Amount	Δ %
Total Assets	20,157.6	22,990.8	-2,833.2	-12.3%	20,433.9	-276.3	-1.4%
☐ Current Assets	3,734.2	3,120.1	614.1	19.7%	3,873.4	-139.2	-3.6%
• Quick Assets	3,668.9	3,069.5	599.4	19.5%	3,820.1	-151.2	-4.0%
- Cash & Cash Equivalents	1,188.0	947.1	240.9	25.4%	1,226.7	-38.7	-3.2%
- Account Receivables	1,992.1	1,690.5	301.6	17.8%	2,045.5	-53.3	-2.6%
- Others	488.7	431.9	56.8	13.2%	547.9	-59.1	-10.8%
• Inventories	65.3	50.6	14.7	29.0%	53.3	12.0	22.5%
☐ Fixed Assets	16,423.5	19,870.7	-3,447.2	-17.3%	16,560.5	-137.1	-0.8%
• Invested Assets	4,994.9	7,793.3	-2,798.4	-35.9%	4,923.3	71.6	1.5%
- KTF Shares	2,638.8	2,433.1	205.7	8.5%	2,565.6	73.2	2.9%
- KTICOM Shares	0.0	848.5	-848.5	-100.0%	0.0	0.0	—
- SKT Shares	0.0	2,227.9	-2,227.9	-100.0%	0.0	0.0	—
- Deferred Assets	308.6	455.0	-146.4	-32.2%	401.4	-92.9	-23.1%
- Long-term Assets	900.6	1,033.8	-133.2	-12.9%	870.1	30.6	3.5%
- Others	1,146.8	795.0	351.8	44.3%	1,086.2	60.7	5.6%
• Tangible Assets	11,219.0	11,854.0	-635.0	-5.4%	11,420.6	-201.6	-1.8%
• Intangible Assets	209.6	223.4	-13.8	-6.2%	216.6	-7.0	-3.2%
Total Liabilities	12,734.4	13,693.6	-959.2	-7.0%	13,236.2	-501.8	-3.8%
• Current Liabilities	3,402.4	3,765.1	-362.7	-9.6%	3,919.9	-517.5	-13.2%
- Interest-bearing Debts	1,028.4	1,522.1	-493.7	-32.4%	1,110.4	-82.0	-7.4%
- Account Payable	705.8	805.3	-99.5	-12.4%	738.9	-33.1	-4.5%
- Others	1,668.2	1,437.7	230.5	16.0%	2,070.6	-402.4	-19.4%
• Long-term Liabilities	9,332.0	9,928.5	-596.5	-6.0%	9,316.3	15.8	0.2%
- Interest-bearing Debts	7,627.8	7,442.1	185.7	2.5%	7,338.5	289.3	3.9%
- Installation Deposit	1,331.7	1,771.2	-439.5	-24.8%	1,442.0	-110.3	-7.7%
- Others	372.5	715.2	-342.7	-47.9%	535.8	-163.2	-30.5%
Total Shareholders’ Equity	7,423.3	9,297.2	-1,873.9	-20.2%	7,197.7	225.5	3.1%
• Capital Stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
• Capital Surplus	1,440.3	1,440.3	0.0	0.0%	1,440.3	0.0	0.0%
• Retained Earnings	8,505.9	7,552.1	953.8	12.6%	8,318.4	187.5	2.3%
• Capital Adjustment	-4,083.9	-1,256.2	-2,827.7	225.1%	-4,121.9	38.0	0.9%
- Treasury Stock	-4,056.6	-3,326.1	-730.5	-22.0%	-4,056.6	0.1	0.0%
- Unrealized Gain on Investment	-79.2	2,076.5	-2,155.7	-103.8%	-115.6	36.3	-31.5%
- Others	51.9	-6.7	58.6	-874.9%	50.3	1.6	3.2%
Total Intestest-bearing Debts	8,656.2	8,964.3	-308.1	-3.4%	8,448.9	207.3	2.5%
Net Debts	7,468.1	8,017.2	-549.1	-6.8%	7,222.2	246.0	3.4%
Debt/Equity Ratio	100.6%	86.2%	14.4% p	100.3%	0.3% P

B.    Summary of Income Statement

(KRW billion)

Sector	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q / 2003 1Q
			Amount	Δ %		Amount	Δ %
Operating Revenue	2,946.8	2,863.2	83.6	2.9%	2,972.1	-25.3	-0.9%
Operating Expense	2,303.6	2,412.0	-108.4	-4.5%	2,247.4	56.1	2.5%
• Depreciation	571.2	608.5	-37.3	-6.1%	545.2	26.0	4.8%
• Labor	620.3	776.6	-156.3	-20.1%	634.9	-14.6	-2.3%
• Commission	148.1	140.6	7.5	5.3%	133.3	14.8	11.1%
• Sales Promotion	46.3	36.2	10.1	27.9%	38.6	7.7	19.9%
• Sales Commission	30.4	13.0	17.4	134.0%	31.9	-1.5	-4.8%
• Provision for doubtful accounts	60.6	15.1	45.5	301.2%	48.5	12.1	25.0%
• Advertising	43.6	49.6	-6.0	-12.1%	23.8	19.8	83.1%
• Repairs & Maintenance	82.4	104.4	-22.0	-21.1%	46.2	36.2	78.2%
• Cost of Goods	77.6	65.1	12.5	19.2%	122.9	-45.3	-36.8%
• Cost of Service Provided	457.6	437.6	20.0	4.6%	455.9	1.7	0.4%
- Cost of Service	131.3	92.7	38.6	41.7%	88.8	42.6	48.0%
- LM Interconnection	258.1	294.8	-36.7	-12.4%	291.1	-33.0	-11.3%
- Intn’l Settlement	44.7	50.1	-5.4	-10.9%	53.7	-9.0	-16.8%
- Cost of SI/NI Services	23.5	0.0	23.5	—	22.3	1.2	5.4%
• R&D	57.5	57.4	0.1	0.2%	51.9	5.6	10.8%
• Others	107.9	107.9	0.0	0.0%	114.4	-6.4	-5.6%
Operating Income	643.2	451.2	192.0	42.6%	724.7	-81.5	-11.2%
Operating Margin	21.8%	15.8%	6.1% P		24.4%	-2.6% P
EBITDA	1,214.4	1,059.7	154.7	14.6%	1,269.9	-55.4	-4.4%
EBITDA Margin	41.2%	37.0%	4.2% P		42.7%	-1.5% P
Non-operating Revenue	90.3	502.1	-411.8	-82.0%	933.0	-842.8	-90.3%
• Gains on Disp. Of Inv. Assets	0.0	278.0	-278.0	-100.0%	775.2	-775.2	-100.0%
• Interest Income	19.3	15.3	4.0	25.9%	26.9	-7.7	-28.5%
• FX Transaction Gain	1.7	7.5	-5.8	-77.1%	6.0	-4.3	-71.5%
• FX Translation Gain	-12.4	122.6	-135.0	-110.1%	18.9	-31.3	-165.7%
• USO Fund	39.5	21.1	18.4	87.0%	26.9	12.6	46.8%
• Others	42.2	57.5	-15.3	-26.5%	79.1	-36.8	-46.6%
Non-operating Expense	124.1	292.7	-168.6	-57.6%	321.0	-196.8	-61.3%
• Interest Expense	106.4	106.6	-0.2	-0.2%	114.9	-8.5	-7.4%
• FX Transaction Loss	1.8	8.0	-6.2	-78.1%	6.1	-4.3	-71.3%
• FX Translation Loss	-65.4	23.7	-89.1	375.7%	66.1	-131.5	-198.8%
• Loss on Equity Method	26.8	29.8	-3.0	-10.2%	48.8	-22.0	-45.2%
• Loss on Disp. Of Fixed. Assets	0.0	25.6	-25.6	-100.0%	24.8	-24.8	-100.0%
• Others	54.6	99.0	-44.4	-44.9%	60.2	-5.6	-9.3%
Ordinary Income	609.4	660.6	-51.2	-7.8%	1,336.7	-727.4	-54.4%
Income Tax	283.8	172.1	111.7	64.9%	376.1	-92.3	-24.5%
Net Income	325.5	488.5	-163.0	-33.4%	960.6	-635.1	-66.1%

Operating	Resutls

A. Operating Revenue

Overview

(KRW billion)

Sector	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q / 2003 1Q
			Amount	Δ%		Amount	Δ%
Operating Revenue	2,946.8	2,863.2	83.6	2.9%	2,972.1	-25.3	-0.9%
• Internet	597.2	497.7	99.5	20.0%	549.7	47.5	8.6%
- Broadband	488.1	385.9	102.2	26.5%	456.0	32.1	7.0%
• Telephone	1,181.8	1,205.7	-23.9	-2.0%	1,223.5	-41.7	-3.4%
• Land-to-Mobile	562.3	584.5	-22.2	-3.8%	548.7	13.6	2.5%
• Leased Line	320.6	364.7	-44.1	-12.1%	328.4	-7.7	-2.4%
• Other Data	46.5	50.8	-4.3	-8.5%	45.7	0.7	1.6%
• Wireless(PCS resale etc.)	175.5	162.8	12.7	7.8%	236.4	-60.9	-25.8%
• Satellite	31.0	28.4	2.6	9.2%	30.0	1.1	3.5%
• Others	57.7	29.7	28.0	94.3%	59.1	-1.4	-2.4%
• Sales Discount	-25.9	-61.0	35.2	-57.6%	-49.5	23.6	-47.7%

•	In the second quarter of 2003, total operating revenue increased KRW 83.6 billion (2.9%) to KRW 2,946.8 billion, compared to the same period last year. Despite revenue declines in LM, telephone, leased-line and data services, broadband and wireless revenues, including PCS resale increased by KRW 99.5 billion (20.0%) and KRW 12.7 billion (7.8%), respectively, aided by a continous subscriber growth in broadband and PCS resale.

•	Compared to 1Q 2003, total operating revenue decreased KRW 25.3 billion (0.9%). In spite of internet revenue increase boosted by a steady subscriber growth, and LM revenue increase supported by LM traffic growth, wireless especially PCS resale handset sales and telephone revenue decreased as a result of slow subscriber acquisition activities.

2. Internet Revenue

KRW billion

Sector	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q /2003 1Q
			Amount	Δ %		Amount	Δ %
Total Internet Revenue	597.2	497.7	99.5	20.0%	549.7	47.5	8.6%
• Broadband	488.1	385.9	102.2	26.5%	456.0	32.1	7.0%
- Megapass	459.5	385.1	74.4	19.3%	438.6	20.9	4.8%
- Nespot	28.6	0.8	27.8	3471.0%	17.4	11.2	64.0%
• Kornet	66.9	72.1	-5.2	-7.2%	65.4	1.5	2.2%
• Other Internet	42.2	39.7	2.5	6.4%	28.3	13.9	49.2%
- IDC	22.2	22.0	0.3	1.1%	21.6	0.6	2.8%
- Bizmeka	5.1	2.5	2.6	102.4%	1.7	3.4	207.0%
- Others	14.9	15.2	-0.3	-1.9%	5.0	9.9	196.9%
Megapass Subscriber No. (‘000)	5,392	4,333	1,059	24.4%	5,248	144	2.7%
Nespot Subscriber No. (‘000)	260	8	252	3150.0%	148	112	75.7%

•	In the second quarter of 2003, internet revenue grew KRW 99.5 billion (20.0%) to KRW 597.2 billion, compared to the same period last year. The number of Megapass subscribers stood at 5.392 million as the end of June 2003, while the figure for the same period last year was 4.333 million. Since the launch in May 2002, the number of Nespot subscriber reached 260,000 as the end of June 2003 and contributed KRW 28.6 billion in revenue. Other internet, including Bizmeka also contributed the internet revenue to increase by KRW 2.5 billion (6.4%).

•	Internet revenue also improved quarter-on-quarter by KRW 47.5 billion (8.6%). The main driver of the improvement was broadband revenue growth, supported by the number of Megapass and Nespot subscriber growth and other internet revenue growth.

3. Telephone Revenue

KRW billion

	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q / 2003 1Q
Sector			Amount	Δ%		Amount	Δ%
Total Telephone Revenue	1,181.8	1,205.7	-23.9	-2.0%	1,223.5	-41.7	-3.4%
Subscriber Connection	367.0	422.8	-55.8	-13.2%	356.6	10.5	2.9%
• Subscription Fee	39.0	93.0	-54.0	-58.1%	36.5	2.5	6.7%
• Basic Monthly Fee	288.1	276.5	11.6	4.2%	287.5	0.6	0.2%
• Installation	13.1	14.5	-1.4	-9.4%	11.4	1.8	15.6%
• Interconnection	26.5	38.7	-12.2	-31.4%	21.1	5.4	25.7%
• Others	0.2	0.1	0.1	125.6%	0.0	0.2	534.6%
Local	322.5	333.2	-10.7	-3.2%	330.0	-7.5	-2.3%
• Usage	239.7	248.6	-8.9	-3.6%	249.2	-9.5	-3.8%
• Interconnection	36.6	30.4	6.2	20.5%	38.2	-1.6	-4.2%
• Others	46.1	54.2	-8.1	-14.9%	42.5	3.6	8.5%
Domestic Long Distance	233.1	252.8	-19.7	-7.8%	241.7	-8.6	-3.6%
• Usage	216.8	236.3	-19.5	-8.3%	226.5	-9.7	-4.3%
• Interconnection	16.1	16.4	-0.3	-1.8%	15.1	1.0	6.9%
• Others	0.2	0.2	0.0	11.8%	0.2	0.1	43.4%
International Long Distance	82.2	84.0	-1.8	-2.2%	73.3	8.8	12.0%
• Usage	69.2	83.0	-13.8	-16.6%	71.7	-2.5	-3.5%
• Others	12.9	1.1	11.8	1075.7%	1.6	11.3	703.9%
International Settlement Revenue	40.0	31.6	8.4	26.7%	38.4	1.6	4.2%
VAS	83.8	31.8	52.0	163.7%	104.4	-20.6	-19.7%
114 Phone Directory Service	30.8	21.2	9.6	45.1%	56.8	-26.1	-45.9%
Public Telephone	21.7	27.4	-5.7	-20.8%	22.2	-0.5	-2.2%
Miscellaneous	0.7	0.8	-0.1	-17.4%	0.0	0.7	—

•	In the second quarter of 2003, telephone revenue totaled KRW 1,181.8 billion, down KRW 23.9 billion (2.0%). It is due to i) a decrease in subscription fee as growth rate of new subscriber and switching subscriber to non-refundable deposit program diminished, and ii) a decrease in usage revenues as a result of traffic decline. On the other hand, VAS (Value Added Service), international settlement, and 114 phone directory service revenues increased.

VAS (Value Added Service), international settlement, and 114 phone directory service revenues increased.

•	Compared to the previous quarter, telephone revenue decreased by KRW 41.7 billion1 (3.4%) because of VAS and 114 phone directory revenue decline by KRW 20.6 billion (19.7%) and KRW 26.1 billion (45.9%), respectively.

•	114 phone directory revenue declined significantly because one-time KRW 30.4 billion was recognized last quarter as settlement for 114 phone directory service provided to mobile was finalized. VAS revenue declined as pre- or post-paid international calling card sales decreased due to SARS outbreak.

4.	LM (Land to Mobile) Interconnection Revenue

KRW billion

	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q /2003 1Q
Sector			Amount	Δ%		Amount	Δ%
LM Revenue	562.3	584.5	-22.2	-3.8%	548.7	13.6	2.5%
LM Interconnection cost	258.1	294.8	-36.7	-12.4%	291.1	-33.0	-11.3%

•	Despite a 17.7% LM tariff cut introduced in May 1st 2002, LM revenue totaled KRW 562.3 billion, a decrease of KRW 22.2 billion (3.8%) over 2Q 2002; however, an increase by KRW 13.6 billion (2.5%) over 1Q 2003. The increase was benefited by LM traffic increase.

•	Compared to the same period last year, LM interconnection cost decreased by KRW 36.7 billion (12.4%) due to a 10.3% LM interconnection rate cut, effective from January 2003. It also declined by KRW 33.0 billion (11.3%) over 1Q 2003, because of the actual settlement adjustment of LM interconnection cost among operators.

*	Journalization method of LM interconnection cost: It takes about 2 months for operators to settle the volume of LM traffic; therefore, KT estimates LM interconnection cost reflecting historical traffic at the time of quarterly closing and makes adjustments next quarter.

•	Recently announced 5.1% LM interconnection tariff cut has been effective from July 1st and 6-minute of free call has been provided temporarily from July 1st through December 31st.

5.    Leased Line Revenue

KRW billion

	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q / 2003 1Q
Sector			Amount	Δ%		Amount	Δ%
Total Leased Line Revenue	320.6	364.7	-44.1	-12.1%	328.4	-7.7	- 2.4%
• Local	167.8	180.9	-13.1	- 7.2%	174.0	-6.2	- 3.5%
• Domestic Long Distance	129.4	140.0	-10.6	- 7.6%	133.1	-3.7	- 2.8%
• Intn’l Long Distance	17.3	21.4	- 4.1	-19.3%	15.3	2.0	13.0%
• Broadcasting & Others	6.1	22.5	-16.4	-72.8%	6.0	0.2	2.7%

•	Leased line revenue totaled KRW 320.6 billion in the second quarter of 2003. It decreased by KRW 44.1 billion (12.1%) over 2Q 2002 and KRW 7.7 billion (2.4%) over 1Q 2003. The main drivers are lines subscribed by SKT switched to SKT’s internal network, SK group switched to SK Global’s and Dacom switched to Powercom’s.

•	Compared to the second quarter of 2002 broadcasting & others revenue also decreased as special demands from World-Cup disappeared.

•	The main reason to the current steep decrease in the number of leased-line is service termination of low speed, which is mostly subscribed by security companies. This service is offered at a price between KRW 10,000 and 20,000 and a speed below 64 Kbps. Please, see the table below for the change in the number of lines.

Speed	No. of lines declined	Reasons to decrease
DS 0 (below 64K)	-54,186	S1* switched to wireless data
FE1 (1.0 ~ 2.0M)	- 3,945	Dacomè Powercom
DS 1(2.0 M, 1.5M)	- 3,661	SKT, LGT è internal network
Above DS 3 (above 45M)	164	KSCC*, Hyundai car etc.
Total	-61,628

*	S1: Name of security company, KSCC(Korea Securities Computer Corp.)

6.    Other Data Revenue

KRW billion

	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q / 2003 1Q
Sector			Amount	Δ%		Amount	Δ%
Other Data Revenue	46.5	50.8	-4.3	-8.5%	45.7	0.7	1.6%
• Dial-up (014xy)	2.2	6.7	-4.5	-66.4%	3.4	-1.1	-33.0%
• Packet Data	9.7	14.2	-4.5	-32.0%	10.5	-0.9	-8.2%
• EDI	5.3	5.9	0.6	-9.8%	5.1	0.2	4.8%
• Others (ATM etc.)	29.2	23.9	5.3	22.4%	26.8	2.5	9.2%

•	Data revenue for 2Q 2003 totaled KRW 46.5 billion, a decrease of KRW 4.3 billion (8.5%) over 2Q 2002. ATM revenue increase was offset by the general trend of dial-up substitution to broadband.

7.    Wireless Revenue

KRW billion

	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q / 2003 1Q
Sector			Amount	Δ%		Amount	Δ%
Total Wireless Revenue	175.5	162.8	12.7	7.8%	236.4	-60.9	-25.8%
☐ PCS Resale	174.0	162.5	11.5	7.1%	236.5	-62.5	-26.4%
• PCS Service	129.5	101.6	27.9	27.4%	117.8	11.7	10.0%
• Handset Sales	44.6	60.9	-16.3	-26.8%	118.8	-74.2	-62.5%
☐ Other Wireless Revenue	1.4	0.3	1.1	375.7%	-0.1	1.6	-1063.7%
PCS Resale Expense	99.1	98.3	0.8	0.9%	151.0	-51.9	-34.4%
• Cost of Handset	50.6	54.8	-4.2	-7.7%	105.5	-54.9	-52.1%
• Interconnection Fee to KTF	48.6	43.5	5.1	11.6%	45.5	3.0	6.6%
Resale subscribers('000)	1,655	1,366	289	21.2%	1,608	47.0	2.9%

•	Wireless revenue increased KRW 12.7 billion (7.8%) to KRW 175.5 billion as accumulated subscriber growth continued to contribute the PCS service revenue to increase.

•	Compared to the previous quarter, it decreased by KRW 60.9 billion (25.8%) as revenue from handset sales decreased, because PCS resale promotion was softened in the second quarter.

8.  Satellite Revenue

KRW billion

Sector	2003 2Q	2002 2Q	2003 2Q /2002 2Q		2003 1Q	2003 2Q /2003 1Q
			Amount	Δ %		Amount	Δ %
Total Satellite Revenue	31.0	28.4	2.6	9.2%	30.0	1.1	3.5%

•	In the second quarter of 2003, satellite revenue improved by KRW 2.6 billion (9.2%) over 2Q 2002 and KRW 1.1 billion (3.5%) over 1Q 2003 and recorded KRW 31.0 billion, due to an increase in transmission satellite service.

9.  Other Revenue

KRW billion

Sector	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q /2003 1Q
			Amount	Δ %		Amount	Δ %
Other Revenue	57.7	29.7	28.0	94.3%	59.1	-1.4	-2.4%
• SI/NI	24.7	0.8	23.9	2991.0%	24.4	0.3	1.3%
• Real Estate	11.2	9.0	2.2	23.9%	11.7	-0.5	-4.3%

•	Compared to the same period last year, other revenues for 2Q 2003 increased KRW 19.0 billion (49.0%) to KRW 57.7 billion, benefited by revenue increase in SI/NI(System Integration and Network Integration) by KRW 23.9 billion and real estate by KRW 2.2 billion (23.9%).

B. Operating Expenses

1.  Overview

•	Operating expense for the second quarter of 2003 reflected our focus on managing costs to improve profitability corresponding to 2%~3% revenue increase. Three remarkable points were found this quarter i) labor cost reduction supported by performance-based bonus cut, introduction of volunteer five-day work-week, and volunteery retirement, ii) depreciation cost reduction trend as efficient CAPEX spending emphasized, and iii) reduction in the cost variance in quarter to lessen seasonal fluctuation, especially 113.7% of performanced-based bonus, which is one forth of the total performance-based bonus of 455% is equally distributed to each quarter, and provision for doubtful accounts recognition enhanced.

•	In the second quarter of 2003 total operating expense decreased KRW 108.4 billion (4.5%) to KRW 2,303.6 billion compared to the same period last year, mainly driven by cost reduction in labor cost by KRW 156.3 billion, depreciation cost by KRW 37.3 billion due to efficient CAPEX spending, repairs & maintenance cost by KRW 22.0 billion and LM interconnection cost by 36.7 billion.

•	Compared to the previous quarter, total expense increased by KRW 56.1 billion (2.5%), primarily due to increase in depreciation cost by KRW 26.0 billion due to CAPEX increase, repairs & maintenance cost by KRW 36.2 billion

2.  Labor Expense

KRW billion

Sector	2003 2Q	2002 2Q	2003 2Q / 2003 1Q		2003 1Q	2003 2Q /2002 2Q
			Amount	Δ %		Amount	Δ %
Total Labor Expense	620.3	776.6	-156.3	-20.1%	634.9	-14.6	-2.3%
• Salaries & Wages	448.6	597.0	-148.4	-24.9%	439.3	9.3	2.1%
- Salaries	274.3	277.6	-3.3	-1.2%	275.5	-1.3	-0.5%
- Wages	173.1	318.8	-145.7	-45.7%	162.3	10.8	6.7%
* Perfromance-based Bonus	111.6	238.7	-127.1	-53.2%	89.0	22.6	25.4%
* Monthly & Annual Leave Compensation	11.6	28.7	-17.2	-59.7%	24.0	-12.4	-51.7%
- Miscellaneous	1.2	0.6	0.6	107.5%	1.6	-0.3	-19.9%
• Emloyee Benefits	130.4	102.5	27.9	27.2%	120.5	9.8	8.2%
- Bonus	36.9	2.6	34.3	1320.5%	33.8	3.1	9.2%
ø Retirement Allownace	41.3	77.1	-35.8	-46.5%	75.0	-33.7	-45.0%

•	Beginning from this year, performance-based bonus totaling 455% of one month basic salary and employee fringe benefit totaling 200% are distributed equally throughout the year. As results, labor expense of the second quarter this year decreased KRW 156.3 billion (20.1%) to KRW 620.3 billion.

•	Pre-scheduled performance-based bonus(“bonus”) for the second quarter of 2003 was 205%, but only 113.7% of bonus was recorded. With the effort to reduce quarterly cost flucuation, the labor cost was declined by approximately KRW 83.0 billion, which equals to the remaining 91.3% of bonus. Among 91.3% (equals to KRW 83.0 billion), 63.7% (amounted to KRW 58.0 billion) was pre-recognized in the first quarter of 2003 and the remaining 27.6% (equals to KRW 25.0 billion) will be distributed to the third and forth quarter by 13.8%(amounted to KRW 12.5 billion).

*	Annual Bonus Payment Schedule (100% equals to one month’s basic salary)

Year	Types of benefit	1Q	2Q	3Q	4Q	Total
2002	Employee fringe benefit	100%	—	100%	—	200%
	Performance-based benefit	50%	250%	100%	150%	550%

2003	Employee fringe benefit	50%	50%	50%	50%	200%
	Performance-based benefit	113.7%	113.7%	113.7%	113.7%	455%
•	Despite the effort to reduce quarterly cost fluctuation, the bonus for the second quarter increased by KRW 22.6 billion (25.4%), due to recategorization of expense as a result of organization reform. Some R&D workforce moved to business departments, for example 2.3Ghz and resulted their labor cost, which used to be recorded under R&D expense line, are now recognized under labor cost.

•	Compared to the previous quarter, total labor cost decreased by KRW 14.9 billion (2.3%), supported by a decrease in paid vacation by KRW 12.4 billion and retirement allowance by KRW 33.7 billion, despite an increase in performance-based bonus payment.

•	Up to second quarter this year, 234 employees retired volunteerly (1Q: 167, 2Q: 67) and 171 employees are standing in the third quarter.

3.    Depreciation Cost

•	Depreciation cost for 2Q 2003 increased KRW 26.0 billion (4.8%) to KRW 571.2 billion, due to the general CAPEX trend that spending increases toward end of year.

4.    Commissions

KRW billion

Sector	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q / 2003 1Q
			Amount	Δ %		Amount	Δ %
Total Commission	148.1	140.6	7.5	5.3%	133.3	14.8	11.1%
• Commissions to KT Linkus	30.1	35.2	-5.1	-14.4%	30.2	-0.1	-0.30%
• Commissions to 114 Phone Directory	31.0	31.6	-0.6	-2%	31.1	0.0	-0.1%
• Commissions to Call Center	32.9	17.6	15.3	86.8%	23.6	9.2	39.0%
• Others	54.1	56.1	-2.0	-3.6%	48.3	5.8	11.9%

•	In the second quarter of 2003, commssion expense recorded KRW 148.1 billion. Compared to the same period last year, it increased by KRW 7.5 billion (5.3%), due to a rise in outsourcing to improve operational efficiency and customer satisfaction.

5.    Sales Promotion

KRW billion

Sector	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q / 2003 1Q
			Amount	Δ %		Amount	Δ %
• Sales Promotion	46.3	36.2	10.1	27.9%	38.6	7.7	19.9%
• Sales Commission	30.4	13.0	17.4	134.0%	31.9	-1.5	-4.8%
• Provision for doubtful accounts	60.6	15.1	45.5	301.2%	48.5	12.1	25.0%
• Advertising	43.6	49.6	-6.0	-12.1%	23.8	19.8	83.1%

•	Sales promotion and sales commission increased to enhance broadband and promote new service rolling out, such as wireless LAN.

•	In the second quarter of 2003 provision for doubtful accounts increased KRW 45.5 billion (301.2%) to KRW 60.6 billion compared to a year ago, mainly due to increased accounts receivable overdue as economy weakened and rate increase in provision for doubtful accounts from 11.1% to 15.6%.

6.    Repairs & Maintenance

KRW billion

Sector	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q / 2003 1Q
			Amount	Δ %		Amount	Δ %
• Repair & Maintenance	82.4	104.4	-22.0	-21.1%	46.2	36.2	78.2%

•	Among CAPEX declining trend, repairs and maintenance cost, which is used to improve quality of service, decreased KRW 22.0 billion (21.1%) to KRW 82.4billion.

•	Compared to 1Q 2003, it rose KRW 36.2 billion (78.2%), due to a rising CAPEX spending.

7.    Cost of Goods Sold

KRW billion

Sector	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q / 2003 1Q
			Amount	Δ %		Amount	Δ %
Cost of Goods Sold	77.6	65.1	12.5	19.2%	122.9	-45.3	-37%
• PCS Handset Cost	50.6	54.8	-4.2	-7.7%	105.5	-54.9	-52.1%
• Notebook	13.7	0.0	13.7	—	10.8	2.9	26.7%
• PDA	10.5	0.0	10.5	—	2.6	7.9	308.6%
• Wireless LAN Card	2.5	0.0	1.6	—	1.7	0.8	45.6%
• Others	24.5	10.3	14.23	138.5%	2.3	22.2	982%

•	Cost of goods sold for this quarter amounted to KRW 77.6 billion, an increase of KRW 12.5 billion (19.2%) over 2Q 2002, driven by an increase of notebook, PDA and wireless LAN card purchase as wireless LAN, Nespot, subscriber increased.

•	Compared to the previous quarter, it decreased by KRW 45.3 billion (36.8%), due to a decline in PCS handset purchase in a reflection to slow PCS resale subscriber growth.

8.    Cost of Service

KRW billion

Sector	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q / 2003 1Q
			Amount	Δ %		Amount	Δ %
Cost of Service Provided	457.6	437.6	20.0	4.6%	455.9	1.7	0.4%
• Cost of Service	131.3	92.7	38.6	41.7%	88.8	42.6	48.0%
- PCS Resale Network Cost to KTF	48.6	43.5	5.1	11.6%	45.5	3.0	6.6%
- B&A Service Cost	35.2	18.8	16.4	87.5%	12.6	22.6	178.7%
- Others	47.5	30.4	17.1	56.3%	30.6	17.0	55.5%
• SI/NI Service Cost	23.5	0.0	23.5	—	22.3	1.2	5.4%
• International Settlement Cost	44.7	50.1	-5.4	-10.9%	53.7	-9.0	-16.8%
• LM Interconnection Cost	258.1	294.8	-36.7	-12.4%	291.1	-33.0	-11.3%

•	In the second quarter of 2003 cost of service increased KRW 20.0 billion (4.6%) over 2Q 2002 and KRW 1.7 billion (0.4%) over 1Q 2003 to KRW 457.6 billion. Because cost of services, including B&A and other items, and SI/NI service cost offset the reductions in LM interconnection cost, benefited by 10.3% LM interconnection rate cut and international settlement cost.

C. Non-Operating Revenue

KRW billion

Sector	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q /2003 1Q
			Amount	Δ %		Amount	Δ %
Non-operating Revenue	90.3	502.1	-411.8	-82.0%	933.0	-842.8	-90.3%
• Gains on Disp. Of Inv. Assets	0.0	278.0	-278.0	-100.0%	775.2	-775.2	-100.0%
• Interest Income	19.3	15.3	4.0	25.9%	26.9	-7.7	-28.5%
• FX Transaction Gain	1.7	7.5	-5.8	-77.1%	6.0	-4.3	-71.5%
• FX Translation Gain	-12.4	122.6	-135.0	-110.1%	18.9	-31.3	-165.7%
• USO Fund	39.5	21.1	18.4	87.0%	26.9	12.6	46.8%
• Others	42.2	57.5	-15.3	-26.5%	79.1	-36.8	-46.6%

•	Non-operating revenue for 2Q 2003 recorded KRW 90.3 billion, down KRW 411.8 billion (82.0%) over 2Q 2002 and KRW 842.8 billion (90.3%) over 1Q 2003, primarily due to an elimination of gain on SKT share disposal.

*	Gain on disposal of SKT shares

	1Q 2003		4Q 2002		2Q 2002
No. of shares	3,809,288	(4.27%)	4,457,635	(5.0%)	1,000,000	(1.1%)
Book value per share (KRW)	18,868		18,868		18,868
Amount of sales (KRW, bn)	838.0		1,020.8		265.7
Gain on sales(KRW, bn)	775.2		908.3		246.1
Implied tax(KRW, bn)	218.1		208.8		40.5
Impact on net income (KRW, bn)	557.1		699.5		205.6

D. Non-Operating Expenses

KRW billion

Sector	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q /2003 1Q
			Amount	Δ %		Amount	Δ %
Non-operating Expense	124.1	292.7	-168.6	-57.6%	321.0	-196.8	-61.3%
• Interest Expense	106.4	106.6	-0.2	-0.2%	114.9	-8.5	-7.4%
• FX Transaction Loss	1.8	8.0	-6.2	-78.1%	6.1	-4.3	-71.3%
• FX Translation Loss	-65.4	23.7	-89.1	375.7%	66.1	-131.5	-198.8%
• Loss on Equity Method	26.8	29.8	-3.0	-10.2%	48.8	-22.0	-45.2%
• Loss on Disp. Of Fixed. Assets	0.0	25.6	-25.6	-100.0%	24.8	-24.8	-100.0%
• Others	54.6	99.0	-44.4	-44.9%	60.2	-5.6	-9.3%

•	Non-operating expense for this quarter decreased KRW 168.6 billion (57.6%) over 2Q 2002 and KRW 196.8 billion (61.3%) over 1Q 2003 to KRW 124.1 billion. The main reasons of the decrease were i) improvement on the loss on equity method investments as subsidiaries’ earnings improved ii) government contribution rate reduction from 1% to 0.75% iii) decline in the size of the loss on disposition of tangible assets as switches and obsolete cables being disposed.

E. Net Income

KRW billion

Sector	2003 2Q	2002 2Q	2003 2Q / 2002 2Q		2003 1Q	2003 2Q /2003 1Q
			Amount	Δ %		Amount	Δ %
Income Before Tax	609.4	660.6	-51.2	-7.8%	1336.7	-727.4	-119.4%
• Income Tax	283.8	172.1	111.7	64.9%	376.1	-92.3	-24.5%
• Effective Tax Rate	46.6%	26.1%	20.5%P		28.1%	18.4%P
Net Income	325.5	488.4	-162.9	-33.3%	960.6	-635.1	-66.1%
Gain on SKT shares disposition	0.0	205.6	-205.6	—	557.1	-557.1	-100.0%
Normalized Net Income	325.5	282.8	42.7	15.1%	403.5	-78.0	-19.3%

•	Net income for the second quarter this year recorded KRW 325.5 billion, a decrease by KRW 162.9 billion (33.3%) over 2Q 2002 and KRW 635.1 billion (66.1%) over 1Q 2003. It is mainly because of the gain on SKT share disposal, which was reflected KRW 205.6 billion in the second quarter 2002 and KRW 557.1 billion in the first quarter 2003.

•	Normalized net income amounted to KRW 325.5 billion, an increase by KRW 42.7 billion (15.1%) over 2Q 2002 but a decrease by KRW 78.0 billion (19.3%) over 1Q 2003. It is supported by the reduction in operating expense and improvement in non-operting items.

•	Income tax for the second quarter of 2003 was KRW 283.8 billion and its effective tax rate was 46.6%. The reason behind the sudden increase was feasibility of realization of some deferred tax asset(DTA) is low due to the realizability test for deferred tax asset(“DTA”) related to loss/gain on equity method and others.

F. Balance Sheet Highlights

1. Assets decreased KRW 276.3 billion (1.4%) to KRW 20,157.6 billion

•	Current assets decreased KRW 139.2 billion (3.6%) to KRW 3,734.2 billion, compared to 1Q 2003. This is mainly due to a decrease in cash and cash equivalents resulting from 1% share buyback.

•	Fixed assets decreased KRW 137.1 billion (0.8%) to KRW 16,423.5 billion, due to a reduction in tangible asset of KRW 201.6 billion as efficient CAPEX spending is emphasized.

I.

2. Liabilities decreased KRW 501.8 billion (3.8%) to KRW 12,734.4 billion

•	Current liabilities decreased KRW 517.5 billion (13.2%) to KRW 3,402.4 billion, as dividend payable and income tax payable paid off, maturing debt redeemed and accounts payable reduced.

•	Despite continued reduction in installation deposits with a rising number of switching subscribers to non-refundable deposit program, long-term liabilities increased KRW 15.8 (0.2%) billion to KRW 9,332.0 billion, because of newly issued US$ 250,000,000 bond(Maturity: 3 years, Interest rate: 6M Libor + 0.45%~0.80%)

3. Shareholders’ equity increased KRW 225.5 billion (3.1%) to KRW 7,423.3 billion

•	Despite 1% share buyback (KRW 138.0 billion) in the second quarter this year, net income of KRW 325.5 billion contributed the total shareholders’ equity to increase.

Summary	Statistics

	Dec-00	Dec-01	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03
Broadband Subs (1)	1,729,320	3,858,194	4,333,268	4,388,929	4,465,225	4,558,006	4,673,936	4,796,191	4,922,535	5,052,949	5,129,782	5,248,075	5,297,325	5,348,086	5,392,801
Net Addition	1,719,021	2,128,874	78,417	55,661	76,296	92,781	115,930	122,255	126,344	130,414	76,833	118,293	49,250	50,761	44,715
Megapass Lite	1,266,004	3,128,605	3,505,855	3,549,537	3,611,490	3,686,148	3,782,533	3,883,839	3,988,336	4,148,469	4,219,691	4,326,374	4,371,516	4,417,083	4,470,065
- VDSL portion										278,532	373,977	478,704	590,757	684,782	778,057
Megapass Premium	463,199	666,695	696,733	695,990	698,022	703,533	708,834	712,971	715,829	716,666	711,802	711,809	705,088	697,675	675,737
- VDSL portion										16,207	21,769	29,026	37,442	45,476	53,533
Megapass Special (2)							218	388	426	453	482	569	712	863	969
Megapass Ntopia	117	62,894	130,680	143,402	155,713	168,325	182,351	198,993	217,944	187,361	197,807	209,323	220,009	232,465	246,030
*Total VDSL applied subs (3)					8,566	25,557	60,000	110,000	147,000	295,192	396,228	508,299	628,911	731,121	832,559
Broadband ARPU	39,403	30,159	30,476	30,342	30,171	29,800	29,406	29,160	29,037	28,820	28,664	28,660	30,853	31,637	—

	Dec-00	Dec-01	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03
WLAN Subs			8,124	9,695	19,689	55,261	71,829	91,102	112,530	113,207	126,198	148,748	180,667	200,082	260,805
• Megapass Nespot(Residential)			7,607	6,040	14,093	25,319	32,409	39,209	47,768	58,127	79,626	105,651	128,326	143,120	169,871
• Kornet Nespot(Corporates)			517	558	458	1,754	2,085	2,347	2,591	2,627	2,344	2,338	2,434	2,246	2,450
• Nespot ID Only				3,097	5,138	28,188	37,335	49,546	62,171	52,453	44,228	40,759	49,907	54,716	88,484
Nespot ARPU(4)										12,823	15,207	12,743	13,053	12,833	13,077

	Dec-00	Dec-01	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03
Bizmeka Subs		2,276	44,000	41,154	67,101	63,392	59,951	54,680	51,675	48,610	63,500	79,800	80,600	69,327	56,797

	Dec-00	Dec-01	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03
Leased Lines	592,400	593,832	602,223	603,378	602,313	600,704	600,662	600,072	599,136	576,999	571,383	568,906	554,482	533,536	520,030
• Local leased line	532,264	538,308	549,688	551,361	551,113	549,750	549,569	549,381	548,509	529,709	524,658	521,539	507,895	488,089	475,040
• DLD leased line	59,763	55,160	52,168	51,652	50,835	50,587	50,724	50,320	50,256	46,917	46,374	47,013	46,232	45,101	44,644
• International leased line	275	265	268	264	263	264	265	266	264	265	245	247	248	239	239	(E)
• Broadcasting leased line	98	99	99	101	102	103	104	105	107	108	106	107	107	107	107	(E)
Internet Leased Lines	26,095	28,381	29,531	29,725	30,094	30,744	31,882	33,408	35,350	38,469	38,071	38,307	39,446	40,139	40,999

	Dec-00	Dec-01	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03
Fixed-line Subs (‘000) (5)	21,524	21,897	22,109	22,114	22,147	22,201	22,266	22,313	22,327	22,273 (7)	22,295	22,317	22,321	22,342	22,348
Residential users (%)	73%	72%	72%	72%	72%	72%	72%	72%	72%	72%	72%	72%	72%	72%	72%
Non-refundable users(%)	32%	48%	61%	62%	63%	64%	65%	65%	66%	66%	67%	68%	69%	70%	70%
Fixed-line installed (‘000)	24,383	24,854	24,969	25,037	25,025	24,973	25,082	25,075	25,062	25,104	25,080	25,078	25,066	25,055	25,065
Digital(%)	79.7%	87.5%	87.7%	88.1%	88.3%	88.9%	89.4%	89.7%	90.4%	92.3%	92.9%	93.1%	94.1%	94.7%	94.8%
Caller ID Users (‘000)	—	848	1,506	1,609	1,702	1,740	1,816	1,883	1,946	2,098	2,195	2,314	2,395	2,501	2,769
VAS users (‘000)	8,548	8,948	9,007	9,026	9,042	9,071	9,098	9,117	9,113	9,145	9,161	9,214	9,187	9,140	9,137

	Dec-00	Dec-01	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03
Population (‘000)	47,008	47,343	47,640	47,640	47,640	47,640	47,640	47,640	47,640	47,640	47,640	47,640	47,640	47,640	47,640
Number of Household	14,608	14,834	15,063	15,063	15,063	15,063	15,063	15,063	15,063	15,063	15,297	15,297	15,297	15,297	15,297
Broadband Market Share (6)

KT					45.5%	45.8%	46.2%	46.7%	47.3%	47.8%	47.9%	48.3%	48.5%	48.5%	48.6%
Hanaro					28.5%	28.6%	28.4%	28.1%	27.6%	27.4%	27.4%	27.3%	27.2%	26.9%	26.7%
Thrunet					13.3%	13.1%	12.9%	12.7%	12.5%	12.3%	12.1%	11.8%	11.7%	11.6%	11.6%
Others					12.6%	12.5%	12.5%	12.5%	12.6%	12.5%	12.6%	12.6%	12.6%	12.9%	13.1%
KT Leased Line Market Share
KT	70.9%	70.0%	70.8%	70.7%	70.7%	N/A	70.7%	70.7%	70.7%	70.5%	70.6%	70.6%	70.3%	70.2%	70.2%
Fixed-line Market Share
Local M/S (subscriber base)	98.3%	96.9%	96.1%	96.0%	95.9%	95.8%	95.7%	95.6%	96.0%	95.9%	95.8%	95.8%	95.7%	95.7%	—
DLD M/S (revenue base)	85.6%	84.5%	85.0%	85.0%	84.8%	84.9%	84.9%	85.0%	85.1%	84.3%	84.0%	84.5%	84.2%(E)	84.2%	—
ILD (revenue base)	64.3%	67.1%	67.2%	66.6%	66.6%	66.4%	66.2%	66.5%	66.5%	68.8%	66.3%	65.8%	66.7%(E)	66.9%	—

Selective income statement for year 2002 under the new net revenue recognition accounting policy

The following table is provided for comparative purpose to shows some of the items that would change under the new net revenue recognition accounting policy.

	2002.1Q			2002.2Q			2002.3Q			2002.4Q			2002
	Net	Total	Change	Net	Total	Change	Net	Total	Change	Net	Total	Change	Net	Total	Change
Operating Revenues	2,881.8	2,918.8	(37.0)	2,863.2	2,890.2	(27.0)	2,802.3	2,878.2	(75.9)	2,830.4	3,021.6	(191.2)	11,377.6	11,708.8	(331.2)
☐ Internet Revenue	451.5	452.4	(0.9)	497.7	498.4	(0.7)	499.6	501.1	(1.5)	544.0	548.5	(4.5)	1,992.7	2,000.4	(7.7)
• Kornet	70.5	71.1	(0.7)	72.1	72.7	(0.6)	67.9	69.4	(1.5)	67.5	70.8	(3.3)	277.9	284.0	(6.1)
- Kornet-World	0.0	0.7	(0.7)	0.3	0.9	(0.6)	1.1	2.7	(1.5)	0.0	3.3	(3.3)	1.4	7.6	(6.1)
• Other Internet	25.6	25.7	(0.1)	39.7	39.7	(0.0)	29.5	29.5	(0.0)	47.3	48.1	(0.8)	142.0	143.0	(1.0)
- Others (Hanmir, VoIP etc)	13.0	13.2	(0.1)	15.2	15.3	(0.0)	6.5	6.5	(0.0)	10.3	11.1	(0.8)	45.1	46.1	(1.0)
‘ Hanmir	0.7	0.8	(0.1)	2.1	2.2	(0.0)	3.9	3.9	0.0	3.5	3.9	(0.4)	10.2	10.8	(0.6)
‘ Wireless Internet	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.0)	0.0	0.4	(0.3)	0.0	0.4	(0.4)
☐ Telephone Revenue	1,192.3	1,205.0	(12.8)	1,205.7	1,217.1	(11.4)	1,213.1	1,225.9	(12.8)	1,230.0	1,245.6	(15.6)	4,841.0	4,893.7	(52.6)
• Local	340.0	352.8	(12.8)	333.2	344.7	(11.4)	322.4	335.2	(12.8)	352.7	368.3	(15.6)	1,348.3	1,401.0	(52.6)
- VAS fee of Third party	0.0	12.8	(12.8)	0.0	11.4	(11.4)	0.7	13.5	(12.8)	0.0	15.6	(15.6)	0.7	53.3	(52.6)
☐ Wireless Revenue	167.9	167.9	0.0	162.8	162.8	0.0	167.7	167.8	(0.0)	140.0	140.0	(0.0)	638.4	638.5	(0.1)
• Other Wireless	0.4	0.4	0.0	0.3	0.3	0.0	0.5	0.5	(0.0)	0.7	0.7	(0.0)	1.8	1.9	(0.1)
- KT_TRS	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.0)	0.0	0.0	(0.0)	0.0	0.0	(0.0)
☐ Other Revenues	24.6	39.1	(14.4)	29.7	44.3	(14.6)	24.5	79.0	(54.5)	20.6	182.4	(161.8)	99.4	344.7	(245.3)
• SI/NI	0.8	15.2	(14.4)	0.8	15.4	(14.6)	2.9	57.3	(54.5)	8.5	170.3	(161.8)	12.9	258.2	(245.3)
☐ Sales Discount	(38.2)	(29.2)	(9.0)	(61.1)	(60.7)	(0.3)	(84.5)	(77.4)	(7.1)	(86.9)	(77.2)	(9.7)	(270.7)	(244.5)	(26.1)
• Discount on PCS Resale	(9.0)	(0.0)	(9.0)	(0.3)	(0.0)	(0.3)	(7.1)	0.0	(7.1)	(9.7)	0.0	(9.7)	(26.1)	(0.0)	(26.1)
Operating Expenses	2,111.6	2,148.6	(37.0)	2,412.0	2,439.0	(27.0)	2,378.5	2,454.4	(75.9)	2,681.5	2,872.7	(191.2)	9,583.6	9,914.8	(331.2)
☐ Cost of Service Provided	401.9	429.9	(28.0)	437.6	464.3	(26.7)	445.0	513.8	(68.8)	461.3	642.8	(181.5)	1,745.7	2,050.8	(305.1)
• Cost of Service	73.1	86.7	(13.6)	92.7	104.8	(12.1)	85.8	100.1	(14.4)	121.4	141.2	(19.7)	373.0	432.8	(59.8)
- Others	20.7	34.3	(13.6)	30.4	42.5	(12.1)	27.7	42.0	(14.4)	57.8	77.5	(19.7)	136.6	196.4	(59.8)
‘ Hanmir	0.3	0.5	(0.1)	0.8	0.8	(0.0)	3.4	3.4	0.0	2.2	2.6	(0.4)	6.7	7.3	(0.6)
‘ Kornet-World	0.0	0.7	(0.7)	0.0	0.6	(0.6)	0.0	1.5	(1.5)	0.1	3.4	(3.3)	0.1	6.2	(6.1)
‘ VAS fee	0.6	13.4	(12.8)	0.1	11.5	(11.4)	0.0	12.8	(12.8)	5.7	21.3	(15.6)	6.4	59.0	(52.6)
‘ Wireless Internet	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.3	(0.0)	4.2	4.5	(0.3)	4.4	4.8	(0.4)
‘ KT_TRS	0.0	0.0	0.0	0.0	0.0	0.0	(0.0)	0.0	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0	(0.1)
• SI/NI	1.1	15.6	(14.4)	0.0	14.6	(14.6)	1.7	56.1	(54.5)	5.9	167.7	(161.8)	8.7	254.0	(245.3)
☐ Sales Promotion	29.2	38.2	0.0	36.2	36.5	0.0	47.9	55.0	0.0	84.3	94.0	0.0	197.7	223.8	0.0
• PCS Resale	0.0	9.0	(9.0)	0.0	0.3	(0.3)	0.0	7.1	(7.1)	0.0	9.7	(9.7)	0.0	26.1	(26.1)
Operating Profit	770.2	770.2	0.0	451.2	451.2	0.0	423.8	423.8	(0.0)	148.9	148.9	(0.0)	1,794.1	1,794.1	(0.0)
Operating Margin	26.7%	26.4%		15.8%	15.6%		15.1%	14.7%		5.3%	4.9%		15.8%	15.3%

Change to Value Added Service with new accounting re-categorization

•	According to the new accounting re-categorization, some of the revenue in local, DLD, ILD and LM moved to VAS revenue line, resulting 81.1 billion in the second quarter 2003 and 104.4 billion in the first quarter.

(KRW, billion)	2Q 2003	1Q 2003
Revenue moved to VAS from local	19.0	27.7
Revenue moved to VAS from DLD	12.0	15.6
Revenue moved to VAS from ILD	9.0	11.1
Revenuen moved to VAS from LM	11.0	11.3
VAS before re-categorization	30.1	38.7

VAS after re-categorization	81.1	104.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 4, 2003

KT Corporation

By:	/s/ WHA - JOON CHO
Name: Wha - Joon Cho Title: Managing Director